Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Earnings:
Pre-tax earnings	$194,007	$202,546	$377,978	$381,683
Fixed charges	18,317	15,911	34,775	31,055

Earnings before fixed charges	$212,324	$218,457	$412,753	$412,738

Fixed charges:
Interest expense*	$17,638	$15,350	$33,628	$30,086
Estimated interest factor of rental expense	679	561	1,147	969

Total fixed charges	$18,317	$15,911	$34,775	$31,055

Ratio of earnings to fixed charges	11.6	13.7	11.9	13.3

Earnings before fixed charges	$212,324	$218,457	$412,753	$412,738
Interest credited for deposit products	15,334	15,806	30,754	31,454

Adjusted earnings before fixed charges	$227,658	$234,263	$443,507	$444,192

Fixed charges	$18,317	$15,911	$34,775	$31,055
Interest credited for deposit products	15,334	15,806	30,754	31,454

Adjusted fixed charges	$33,651	$31,717	$65,529	$62,509

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.8	7.4	6.8	7.1

Rental expense	$2,058	$1,701	$3,475	$2,935
Estimated interest factor of rental expense (33%)	$679	$561	$1,147	$969

*	There was no interest capitalized in any period indicated.